UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

NeXtGen Biologics, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

April 29, 2014

Physical Address of Issuer:

13800 Tech City Circle, Suite 200
Alachua, Florida 32615

Website of Issuer:

https://www.nextgenbiologics.com/

Current Number of Employees: 10

	2022 fiscal year-end
Total Assets	$1,926,991
Cash & Cash Equivalents	$247,959
Accounts Receivable	$0
Short-term Debt (Current Liabilities)	$10,323,083
Long-term Debt (Includes Convertible Notes)	$3,165,969
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid*	$0
Net Income	($2,538,610)

NeXtGen Biologics, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by NeXtGen Biologics, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 21, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

NeXtGen Biologics, Inc.

NeXtGen Biologics, Inc. is a medical device company which owns a suite of patents encompassing an extracellular matrix (ECM) platform technology derived from the dermis of the Axolotl. We expect to offer surgeons advanced platform solutions designed to treat and better manage a myriad of complex conditions seen in wounds, general surgery, trauma, plastic surgery, cardiovascular diseases, neurosurgery, orthopedics and ophthalmology.

The Company is located at 13800 Tech City Circle, Suite 200, Alachua, Florida 32615.

The Company's website is https://www.nextgenbiologics.com/

The Company conducts business in California and sells products through the internet throughout the United States and Canada.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

NeXtGen Biologics, Inc. is a Delaware corporation. The Company is a medical device company which owns a suite of patents encompassing an extracellular matrix (ECM) platform technology derived from the dermis of the Axolotl. We expect to offer surgeons advanced platform solutions designed to treat and better manage a myriad of complex conditions seen in wounds, general surgery, trauma, plastic surgery, cardiovascular diseases, neurosurgery, orthopedics and ophthalmology.

The Company conducts business in all fifty United States and sells products through the internet. The Company is qualified to do business in Delaware and Florida.

Business Plan

The Company is a medical device company which owns a suite of patents encompassing an extracellular matrix (ECM) platform technology derived from the dermis of the Axolotl. The Company expects to offer surgeons advanced platform solutions designed to treat and better manage a myriad of complex conditions seen in wounds, general surgery, trauma, plastic surgery, cardiovascular diseases, neurosurgery, orthopedics and ophthalmology.

The Company's Products and/or Services

Product / Service	Description	Current Market
NeoMatriX Wound Matrix	NeoMatriX Wound Matrix is a sterile, wound dressing fabricated from the dermal extracellular matrix of axolotl. NeoMatriX® Wound Matrix is intended for management of wounds, including partial and full thickness wounds, pressure ulcers, venous ulcers, diabetic ulcers, chronic vascular ulcers, tunneled/undermined wounds, surgical wounds (donor sites/grafts, post Moh's surgery, post-laser surgery, podiatric, and wound dehiscence), trauma wounds	Acute and Chronic Wound market

| | (abrasions, lacerations, partial thickness burns, and skin tears), draining wounds. Rx ONLY Refer to IFU supplied with each device for indications, contraindications, and precautions. | |

Competition

Of all the current options including traditional, surgical, and advanced products for treating a variety of wounds, no other product is derived from a regenerative source. All other natural collagen wound dressings are made from porcine (pig) intestinal lining and urinary bladder, bovine (cow) skin, fish skin, human cadaveric skin, human skin cells as well as human placental linings. NeoMatriX offers a collagen wound dressing used in a manner familiar to physicians with the unique characteristic of being the first product made from the dermis of an axolotl. Axolotls have been studied for the past 150 years and have demonstrated the ability to heal without scar throughout their lifespan. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

NeoMatriX will be available to hospitals, physicians, wound clinics, Veterans' Administration (VA) hospitals and clinics across the United States. At present there are over 6,000 hospitals, approximately 120 burn care facilities, and over 1,000 outpatient wound centers in operation of the U.S. not including the wound care provided by physicians in their offices, inpatient or long-term facilities. Additionally, the Veterans Health Administration is the largest integrated health care system in the U.S. providing care at 171 VA Medical Centers and 1,112 outpatient sites of care to over 9 million Veterans. The Company will initially focus on target markets for chronic wounds and surgical wounds.

Supply Chain

The main vendor of the Company's raw material is its own laboratory with access to an out of state laboratory. One of the Company's larger vendors is Fisher Scientific who supplies chemicals and non-consumable and consumable supplies. A variety of items can also be purchased through Amazon.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US10,617,790	Decellularized Biomaterial from Non-mammalian Tissue	US Patent	1/9/2014; NB: Priority date 1/9/2013 (US61/750,555)	04/14/2020	U.S.
JP6606429	Decellularized Biomaterial from Non-mammalian Tissue	Issued Patent	As with WO2014110269	08/20/21	Japan
EP2943209: validated in FR, DE, & GB	Decellularized Biomaterial from Non-mammalian Tissue	Issued Patent	As with WO2014110269	02/24/2021	EU (GB, DE, FR)
IL239828	Decellularized Biomaterial from Non-mammalian Tissue	Issued Patent	As with WO2014110269	09/01/21	Israel

CN105246495	Decellularized Biomaterial from Non-mammalian Tissue	Issued Patent	As with WO2014110269	07/28/21	Korea
USSN 16/801,956	Biomaterial from Non-mammalian Tissue	Pending US Application	2/26/2020	Prosecution has initiated	U.S.
CA2897662	Biomaterial from Non-mammalian Tissue	Pending Canadian Application	01/09/2014	Final fee paid for patent to issue	Canada
WO2014110269	Decellularized Biomaterial from Non-mammalian Tissue	Published PCT Application expired; basis for priority claim in foreign filings	01/09/2014 claiming 01/09/2013 priority	N/A	PCT International application as basis for foreign filings.
US61/750,555	Decellularized Biomaterial from Non-mammalian Tissue	Expired priority provisional patent application	Filed on 01/09/2014; Domestic priority claimed on 01/09/2013	N/A	Expired provisional priority application
5449020	NEOMATRIX®	Standard Character Mark	04/05/2016	04/17/2018	U.S.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jonelle Toothman	Director, Chief Executive Officer, President, and Secretary	CEO, President and Secretary at NeXtGen Biologics, Inc. from 2014-Present As CEO, President and Secretary at NeXtGen Biologics, Inc., Jonelle's responsibilities include fundraising and operations	B.A. Journalism and Mass Communications, Marshall University (2003)
Elad Levy	Director	Professor and Chair at University at Buffalo	M.D. George Washington

		Neurosurgery from 2004-Present As Professor and Chair at University at Buffalo Neurosurgery, Elad's responsibilities include serving as Co-Director of Gates Stroke Center and Cerebrovascular Surgery at Kaleida Health and serving as Director of Endovascular Stroke Treatment and Research Medical Director of Neuroendovascular Services at Gates Vascular Institute. Director at NeXtGen Biologics, Inc. from 2015 – Present As Director of NeXtGen Biologics, Inc., Elad's responsibilities include serving as Chair of the Medical/Scientific Committee.	University School of Medicine, (1997) M.B.A Northern University (2013)
Gerald Kluft	Director	Managing Partner at Wasatch Investments, LLC 2004-Present As Managing Partner at Wasatch Investments, LLC, Gerald's responsibilities include managing a portfolio of commercial office and retail space as well as vacant land. Director at NeXtGen Biologics, Inc. from 2014 – Present. As Director of NeXtGen Biologics, Inc., Gerald's responsibilities include serving as Chair of the Finance/Audit Committee and serving as a Member of the Merger & Acquisitions, Compensation and Medical/Scientific Committees	B.S. Chemistry, University of Florida (1969) DDS, Medical College of Virginia (1973)
Brian Lipke	Director	Director at NeXtGen Biologics, Inc. from 2020 – Present As Director of NeXtGen Biologics, Inc., Brian's responsibilities include serving as Chair of Merger & Acquisitions and Compensation Committees and serving as a Member of the Governance Committee.	No degree earned.
Jamie Grooms	Director and Treasurer	Director and Treasurer at NeXtGen Biologics, Inc. from 2014-Present	B.S. Old Dominion University (1984)

		As Director and Treasurer of NeXtGen Biologics, Inc., Jamie's responsibilities include serving as the Chairman of the Board.	
Sherrick Wassel	Director	Corporate Executive Director at AdventHealth from 1996 Present As Corporate Executive Director at AdventHealth, Sherrick's responsibilities include developing corporate alliances with the country's leading medical device, biotech, pharmaceutical, life science and health IT companies. Director at NeXtGen Biologics, Inc. from 2015 – Present As Director of NeXtGen Biologics, Inc., Sherrick's responsibilities include serving as Chair of Governance Committee, and serving as a Member of the Finance/Audit and Compensation Committee.	B.A. Finance, University of Central Florida (1990) Board Leadership Fellow, National Association of Corporate Directors (2016)
Daniel Hamister		Senior Vice President of Business Development at Hamister Group, LLC from 2007- 2021 As Senior Vice President of Hamister Group, LLC, Daniel's responsibilities included locating and purchasing real estate for new development of hotels and senior living residences as well as strategic business acquisitions. Chairman and CEO at Hamister Group, LLC from 2021-Present As Chairman and CEO of Hamister Group, LLC, Daniel's responsibilities include managing operations. Director at NeXtGen Biologics, Inc. from January 2022 – Present As Director of NeXtGen Biologics, Inc., Daniel's responsibilities include serving as a Member of Merger & Acquisition and Finance Committees.	B.S. Mechanical Engineering, Union College (2001) M.B.A. Babson College (2005)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock of which 9,476,372 shares are issued and outstanding, par value $0.0001 per share (the "Common Stock").

The Company has set aside 1,250,000 shares of Common Stock for future issuance pursuant to an Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,476,372
Par Value Per Share	$0.0001
Voting Rights	One vote per share.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Amount Outstanding	929,380
Par Value Per Share	$0.0001
Voting Rights	N/A
Anti-Dilution Rights	N/A

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	5.92%*

*Assumes conversion of all other convertible securities and the unissued pool reserved for future issuance pursuant to an Equity Incentive Plan.

Type	Convertible Promissory Notes
Face Value	$6,575,894
Voting Rights	The holders of Convertible Promissory Notes are not entitled to vote (prior to conversion).
Anti-Dilution Rights	N/A
Material Terms	The notes accrue interest at 8% per annum and matured 18 months after the effective date of each note ranging from January 2018 to July 2020. The notes are convertible to common stock at a 20% discount to the price per share under an automatic conversion in the event of a "Qualified Financing". A Qualified financing is defined as a sale of stock of $5,000,000 or greater. The conversion includes both principal and accrued interest through the date of conversion. Upon a change in control, however, the notes shall convert to common stock of the Company at a price equal to the fair market value of the Company as determined by the change in control event or initial public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the securities sold in the Regulation CF offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Qualified Financing at a price of $2.68 per share, immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holder of the convertible note would be approximately 23.30%.* The conversion includes both principal and accrued interest on such notes.

*Assumes conversion of all other convertible securities and the unissued pool reserved for future issuance pursuant to an Equity Incentive Plan.

Type	Simple Agreements for Future Equity

Face Value	$238,610
Voting Rights	The holders of SAFEs are not entitled to vote (prior to conversion).
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $40,000,000 If an Equity Financing occurs before this instrument terminates, the Company shall promptly notify the Investor of the closing of the Equity Financing and of the Company's discretionary decision to either (1) continue the term of the SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Equity Financing. The number of shares of the Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "First Equity Financing Price" shall mean (x) if the pre-money valuation of the Company immediately prior to the Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price. "SAFE Price" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued

	Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price.
	If there is a Dissolution Event before this instrument terminates, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of SAFEs assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs were to convert upon a First Equity Financing at a price per share of $3.35, immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holder of the SAFEs would be approximately 0.45%.*.

*Assumes conversion of all other convertible securities and the unissued pool reserved for future issuance pursuant to an Equity Incentive Plan.

Outstanding Debt

The Company current has no long-term debt outstanding.

Ownership

No person or entity owns twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 29, 2024 the Company had an aggregate of $647,086 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

The Company's outside sources of capital are explained in greater detail in the Capitalization, Debt and Ownership Section of this Form C-AR.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. The Company currently has an outstanding long-term liability for the operating lease of its facility.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock CSO	$3,384,200	1,010,194	Working Capital	January 18, 2022-Ongoing	Section 4(a)(2)
Common Stock CSS	$1,474,952	883,202	Working Capital	July 25, 2020-October 19, 2021	Section 4(a)(2)
Options to Purchase Common Stock	N/A	929,380	N/A	October 11, 2018 – Ongoing	Rule 701
Crowd SAFEs	$238,610	344	Working Capital	August 31, 2022-March 1, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of the Company's Regulation CF offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance with Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.nextgenbiologics.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The Company failed to timely file an annual report with the SEC within 120 days after the end of the Company's 2022 fiscal year. Notwithstanding the foregoing, this Form C-AR is being filed by the Company on March 21, 2024 with the hope of rectifying such failure to comply with Regulation CF's annual reporting requirement.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NEXTGEN BIOLOGICS, INC.

DocuSigned by:
Jonelle Toothman
B5A49E671B014F7...

(Signature)

Jonelle Toothman

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Jonelle Toothman
B5A49E671B014F7...

(Signature)

Jonelle Toothman

(Name)

Director, Chief Executive Officer, President and Secretary

(Title)

3/22/2024

(Date)

DocuSigned by:
Elad Levy
0DE902AF5F6F4C8...

(Signature)

Elad Levy

(Name)

Director

(Title)

3/22/2024

(Date)

DocuSigned by:
Gerald Kluft
7C92494E9CC4415...
(Signature)

Gerald Kluft
(Name)

Director
(Title)

3/28/2024
(Date)

DocuSigned by:
4B32B75A7CE5495...
(Signature)

Brian Lipke
(Name)

Director
(Title)

3/24/2024
(Date)

DocuSigned by:
Jamie Grooms
FD0E7A069E47417...
(Signature)

Jamie Grooms
(Name)

Director
(Title)

3/24/2024
(Date)

DocuSigned by:
Sherrick Wassel
F2DCBA150C8A455...
(Signature)

Sherrick Wassel
(Name)

Director
(Title)

3/27/2024
(Date)

DocuSigned by:

Daniel Hamister

72EC807B574F43D...

(Signature)

Daniel Hamister

(Name)

Director

(Title)

3/24/2024

(Date)

EXHIBIT A

Financial Statements

NEXTGEN BIOLOGICS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

NEXTGEN BIOLOGICS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2022



INDEPENDENT AUDITORS' REPORT

To the Stockholders of,
  NeXtGen Biologics, Inc.:

Opinion

We have audited the financial statements of NeXtGen Biologics, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of NeXtGen Biologics, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of NeXtGen Biologics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Recurring Operating Losses and Stockholders' Deficit

As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations and has a deficit in stockholders' equity. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our opinion is not modified with respect to this matter.

Emphasis of Matter

As discussed in Note 2 to the financial statements, in 2022, the entity adopted new accounting guidance for leases. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.



In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about NeXtGen Biologics, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NeXtGen Biologics, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about NeXtGen Biologics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

James Moore & Co., P.L.

Gainesville, Florida
August 24, 2023


NEXTGEN BIOLOGICS, INC.
BALANCE SHEET
DECEMBER 31, 2022



ASSETS


Current assets

Cash and cash equivalents	$	247,959
Other current assets		17,600
Total current assets		265,559

Property and equipment, net   386,915

Operating lease right-of-use asset, net   570,130

Other assets

Income tax receivable	214,724
Intangible assets, net	489,663
Total other assets	704,387

Total Assets $ 1,926,991


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


Current liabilities

Current portion of operating lease liability	$	60,372
Convertible promissory notes		6,575,894
Accrued interest on convertible promissory notes		2,645,147
Accrued legal fees		954,340
Accounts payable and accrued expenses		87,330
Total current liabilities		10,323,083

Long-term liabilities

Operating lease liability, less current portion	520,822

Stockholders' equity (deficit)

Common stock, $.0001 par, 20,000,000 authorized, 8,466,178 shares issued and 8,196,985 shares outstanding	847
Additional paid-in capital	7,631,587
Accumulated deficit	(16,549,348)
Total stockholders' equity (deficit)	(8,916,914)

Total Liabilities and Stockholders' Equity (Deficit) $ 1,926,991


The accompanying notes to financial statements
are an integral part of this statement.


NEXTGEN BIOLOGICS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Operating expenses		
Personnel costs	$	873,298
General and administrative		852,276
Research and development		136,168
Depreciation and amortization		163,400
Total operating expenses		2,025,142
Loss from operations		(2,025,142)
Other income (expense)		
Other income		10,000
Interest income		2,622
Interest expense		(526,090)
Total other income (expense)		(513,468)
Loss before income taxes		(2,538,610)
Income tax expense		-
Net loss	$	(2,538,610)

The accompanying notes to financial statements
are an integral part of this statement.

NEXTGEN BIOLOGICS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Par Value			
Balances, January 1, 2022	7,719,380	$ 847	$ 5,796,239	$ (14,010,738)	$ (8,213,652)
Stock compensation - stock options issued	-	-	235,368	-	235,368
Sale of stock	477,605	-	1,599,980	-	1,599,980
Net loss	-	-	-	(2,538,610)	(2,538,610)
Balances, December 31, 2022	8,196,985	$ 847	$ 7,631,587	$ (16,549,348)	$ (8,916,914)

The accompanying notes to financial statements
are an integral part of this statement.

NEXTGEN BIOLOGICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities		
Net loss	$	(2,538,610)
Adjustments to reconcile net loss to net cash used in		
operating activities		
Depreciation expense		117,133
Amortization expense		46,267
Amortization of right-of-use asset		55,802
Accrued interest on convertible promissory notes		526,081
Stock compensation - stock options issued		235,368
Changes to certain assets and liabilities:		
Other current assets		(14,346)
Income tax receivable		(37,382)
Operating lease right-of-use asset		(1,350)
Operating lease liability		(43,388)
Accounts payable and accrued expenses		(24,870)
Net cash used in operating activities		(1,679,295)
Cash flows from investing activities		
Purchases of equipment		(9,959)
Cash flows from financing activities		
Proceeds from sale of stock		1,599,980
Net decrease in cash and cash equivalents		(89,274)
Cash and cash equivalents, beginning of year		337,233
Cash and cash equivalents, end of year	$	247,959
Supplemental disclosure of non-cash financing activities		
Right-of-use assets obtained in exchange for operating lease obligations	$	177,922

The accompanying notes to financial statements
are an integral part of this statement.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(1) **Organization and Description of Business:**

NeXtGen Biologics, Inc. ("the Company") was organized to engage in advancing the commercial development of regenerative tissue using the decellurization of Urodele derived tissue. The Company owns the worldwide rights to this process for use in medical devices. The Company's goal is to build a profitable company by generating income from medical devices the Company develops and commercializes, either alone or with one or more strategic partners. The Company was incorporated under the laws of the State of Delaware on April 29, 2014, and is located in Alachua, Florida.

The Company operates in a highly regulated and competitive environment. The manufacturing and marketing of medical devices requires approval from, and are subject to ongoing oversight by, the Food and Drug Administration ("FDA") in the United States and comparable agencies in other countries. Obtaining approval for new medical devices is never certain, may take many years, and is normally expected to involve substantial expenditures.

(2) **Summary of Significant Accounting Policies:**

The following is a summary of the more significant accounting policies and practices of the Company that affect elements of the accompanying financial statements:

(a) **Recently adopted accounting guidance**—In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, *Leases*) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at, or entered into after, January 1, 2022, with certain practical expedients available.

The Company elected the available practical expedients to account for existing capital leases and operating leases as finance leases and operating leases, respectively, under the new guidance, without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of capital leases or operating leases would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement.

As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 an operating lease liability of $448,010, which represents the present value of the remaining operating lease payments of $508,967, discounted using a risk-free rate of 1.63% and a right-of-use asset of $448,010.

The standard had a significant impact on the Company's balance sheet, but did not have a significant impact on the Company's statement of operations, nor statement of cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

(2)   **Summary of Significant Accounting Policies:** (Continued)

(b)   **Cash and cash equivalents**—For purposes of reporting cash flows, cash and cash equivalents include only investments with original maturities of three months or less. Cash and cash equivalents consist of bank deposits.

(c)   **Property and equipment**—Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two to fifteen years.

(d)   **Leases**—The Company leases office, storage and lab space used in operations. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, current liabilities, and operating lease liabilities on the Company's balance sheet.

ROU assets represent the Company's right-of-use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses a risk-free rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has elected to apply the short-term lease exemption to various equipment and storage rentals. In fiscal year 2022, the Company has only a small number of leases within this class of underlying assets that qualify for this exemption. The short-term lease cost recognized and disclosed for these leases in fiscal year 2022 is $55,986.

In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if the Company has obtained substantially all of the rights to the underlying asset through exclusivity, if it can direct the use of the asset by making decisions about how and for what purpose the asset will be used and if the lessor has substantive substitution rights. This evaluation may require significant judgment.

In determining the discount rate used to measure the right-of-use asset and lease liability, the Company uses rates implicit in the lease, or if not readily available, the Company has elected to utilize a risk-free discount rate.

(e)   **Intangible assets**—Patents are initially measured based on their fair values at acquisition. Patents are being amortized on a straight-line basis over the patent's remaining legally enforceable life of 13 years and are stated net of accumulated amortization of $111,812 at December 31, 2022. Amortization expense charged to operations was $46,267 for 2022. Amortization expense for the succeeding five years is expected to be $46,267 annually.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(2) **Summary of Significant Accounting Policies:** (Continued)

(f) **Research and development costs**—The Company charges research and development costs to operations as incurred. Research and development costs include costs associated with product development, clinical studies, license costs, and regulatory and project consulting expenses. The Company expenses costs associated with obtaining licenses for patented technologies when incurred because the amount of future benefits is uncertain, even though the Company believes the underlying technology has continuing value.

(g) **Advertising costs**—The Company expenses advertising costs as incurred.

(h) **Income taxes**—Deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing currently enacted tax rates to temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carry-forwards.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Florida. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with accounting principles generally accepted in the United States of America for accounting for uncertainty in income taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

(i) **Stock-based compensation**—Stock based compensation is recognized during the requisite service period and is determined based on the estimated fair value of options at their grant date, after a reduction for estimated forfeitures. Forfeitures are estimated at the time of grant and estimates are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

(j) **Use of estimates**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) **Subsequent events**—The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through August 24, 2023, the date the financial statements were available to be issued.No significant events occurred during that time period that impacted or required disclosure in the financial statements, other than those described in Note 7) and Note 8).

(l) **Recently issued accounting pronouncements**—The FASB and other entities periodically issue new or modifications to, or interpretations of, existing accounting guidance. The Company has considered the new pronouncements that altered accounting principles generally accepted in the United States of America, and other than as disclosed in the notes to the financial statements, does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near future.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(3) **Concentrations Risk and Other Risks and Uncertainties:**

All demand deposits are held by national banks and a credit union. The Company has no policy requiring collateral or other security to support its deposits, although all demand deposits with banks are federally insured up to FDIC and NCUA limits.

The Company is subject to risks common to emerging companies in the medical device industry including, but not limited to: new technological innovations; dependence on key personnel; dependence on key supplies; changes in general economic conditions and interest rates; protection of proprietary technology; compliance with changing government regulations; and uncertainty of widespread market acceptance of future products.

(4) **Property and Equipment:**

Property and equipment at December 31, 2022, is summarized as follows:

Office equipment	$	25,832
Leasehold improvements		62,214
Machinery and equipment		820,902
		908,948
Less: Accumulated depreciation		522,033
Property and equipment, net	$	386,915

Depreciation expense for the year ended December 31, 2022, totaled $117,133.

(5) **Convertible Promissory Notes:**

At December 31, 2022, there was $6,575,894 of convertible promissory notes outstanding, and $2,645,147 of related accrued interest. There were no convertible promissory notes issued during 2022.

The notes accrue interest at 8% per annum and matured 18 months after the effective date of each note ranging from January 2018 to July 2020. The notes are convertible to common stock at a 20% discount to the price per share under an automatic conversion in the event of a "Qualified Financing". A Qualified Financing is defined as a sale of stock of $5,000,000 or greater. The conversion includes both principal and accrued interest through the date of conversion. Upon a change in control, however, the notes shall convert to common stock of the Company at a price equal to the fair market value of the Company as determined by the change in control event or initial public offering.

While a beneficial conversion feature exists under the conditions for an automatic conversion, the intrinsic value of the feature has not been recognized as the conversion is contingent upon a future event.

(6) **Income Taxes:**

Due to uncertainties surrounding realization of its deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred income tax assets. If it is determined in the future that it is more likely than not that any deferred income tax assets are realizable, the valuation allowance will be reduced by the estimated net realizable amounts.

(6) **Income Taxes:** (Continued)

The tax effect of temporary differences and the net operating losses that give rise to the components of deferred income tax assets and liabilities at December 31, 2022, are set forth below:

Deferred tax liabilities:	
Property and equipment	$ (52,000)
Deferred tax assets:	
Capitalized start-up costs	7,800
Stock option compensation expense	87,200
Research and development	18,900
Net operating loss carryforwards	4,057,300
Net deferred tax asset	4,119,200
Valuation allowance	(4,119,200)
	$ -

Certain tax attributes may be impaired or limited in certain circumstances including a significant change in the ownership structure of the Company.

At December 31, 2022, the Company has available unused net operating loss carryforwards of $13,286,848 that may be applied against future taxable income. Net operating losses generated in years prior to 2018 are subject to expiration and expire as follows:

Expire Year Ending December 31,	Amount
2035	$ 521,679
2036	2,091,156
2037	2,074,903
	$ 4,687,738

(7) **Capital Stock:**

During May 2014, the Company sold 425,000 shares of common stock at par value to the Company's founders upon Company formation.

On November 18, 2015, the Company's Board of Directors declared a ten-for-one stock split, effected in the form of a stock dividend, on the shares of the Company's common stock. Each shareholder of record prior to the private placement offering dated November 30, 2015, received nine additional shares of common stock for each share of common stock then held. The Company retained the par value of $.0001 per share for all shares of common stock.

On November 30, 2015, the Company sold 1,593,750 shares of common stock at a purchase price of $0.80 per share in connection with the completion of a private placement offering. On March 22, 2018, the Company's Board of Directors granted 198,317 shares of common stock to the Company's Chief Executive Officer as salary compensation in lieu of cash payments and to replace 42,067 stock options previously granted.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(7) **Capital Stock:** (Continued)

Seven investors contributed $845,000 for the purchase of 242,238 shares of common stock in the Company during 2019.

On July 22, 2020, a stockholder relinquished 1,630,000 shares of common stock to the Company and the Company subsequently sold 299,730 of those shares for $500,500 during 2020. During the years ended December 31, 2022 and 2021, the Company sold an additional 477,605 and 583,472 of these outstanding shares for $1,599,980 and $974,401, respectively.

During 2023, the Company sold an additional 189,100 shares of common stock for $633,500 during a new company stock offering. Additionally, the Company's crowdfunding campaign initiated during 2022 to raise additional capital closed on March 1, 2023, and raised $238,610 from 344 investors through a Simple Agreement for Future Equity (SAFE) contract. For capital contributed, the investors receive a right to equity in the Company, or a cash payout based on the investment, upon occurrence of a triggering event.

(8) **Stock Compensation:**

The Company has an Equity Incentive Plan (the "Plan") that was amended during September 2022 to provide for an additional 500,000 stock options available for issuance in the Plan. The maximum term of the stock options is ten (10) years which vest in accordance with the terms set forth in the individual stock option grant agreement. The exercise price of the stock options is typically equal to the market price of the Company's common stock on the date of grant as determined by the Company's Board of Directors. As of December 31, 2022, 1,250,000 shares have been authorized for issuance under the Plan with 937,328 outstanding at year-end.

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options at grant date. This valuation model uses the option exercise price as well as estimates and assumptions related to the expected price volatility of the Company's stock, the rate of return on risk-free investments, the expected period during which the options will be outstanding, and the expected dividend yield for the Company's common stock to estimate the fair value of a stock option at the date of grant. The valuation assumptions were determined as follows:

- *Expected stock price volatility:* There is no active market for the Company's common stock providing a basis to estimate the expected volatility of the Company's stock prices for the purpose of valuing stock options granted. Alternatively, the Company uses the historical volatility of certain publicly traded companies that represents the primary industry sector within which the Company operates.

- *Risk-free interest rate:* The Company bases the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.

- *Expected term of options:* The expected term of options represents the period of time options are expected to be outstanding. The Company has concluded that its historical experience does not provide a sufficient basis to estimate expected term and has chosen to use the simplified method for computing the expected term. Under the simplified method, the expected option term is the average of the vesting period and the original contractual term.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(8) **Stock Compensation:** (Continued)

- *Expected annual dividends:* The estimate for annual dividends is $0 because the Company has not historically paid and does not intend to pay dividends in the foreseeable future.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally the vesting period. For certain nonemployees providing services, the vesting occurs as services are performed. The period expense is determined based on the valuation of the options reduced by an estimated forfeiture rate of 3%. The Company's estimate of pre-vesting forfeitures is primarily based on the estimated experience of the Company and the estimate may be adjusted to reflect actual forfeitures.

The Company granted 284,328 stock options during the year ended December 31, 2022.

The following is a summary of the status of the Company's stock options as of December 31, 2022:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining
Outstanding, January 1, 2022	750,000	$ 1.45	
Granted	284,328	3.35	
Exercised	-	-	
Forfeited or cancelled	(97,000)	1.91	
Outstanding, December 31, 2022	937,328	1.98	6.50
Exercisable, December 31, 2022	759,702	1.61	5.72

Following is the status of unvested options as of December 31, 2022, and changes during the year then ended:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares, January 1, 2022	54,472	$ 0.52
Granted	284,328	2.11
Vested	(152,674)	1.83
Forfeited	(8,500)	0.72
Unvested shares, December 31, 2022	177,626	1.97

As of December 31, 2022, there was $309,392 total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 3.69 years. There was $235,368 charged to operations for stock based compensation in 2022. There was no income tax benefit realized from share-based payment arrangements with employees in 2022.

In January 2023, the Company granted an addition 9,552 stock options to an employee with an exercise price of $3.35.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(9) **Leases:**

The Company has two operating leases for building space, which were entered into in October 2020 and July 2022.Under the lease agreements the Company has the option to extend the lease terms for additional five-year periods. The Company believes it is reasonably certain a 5-year renewal option will be exercised for each lease. As such these additional periods were included in the Company's calculation of the initial right-of-use asset and lease liability.

Operating lease expense recognized on theses leases was $64,165 for the year ended December 31, 2022.

Other information related to leases for the year ended December 31, 2022 was as follows:

	2022
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 51,750
ROU assets obtained in exchange for new operating lease liabilities	$ 177,922
Weighted-average remaining lease term—operating leases	8.03 years
Weighted-average discount rate—operating leases	1.62%

Future minimum lease payments under these leases as of December 31, 2022, for each of the next five years and in the aggregate were as follows:

Year Ending December 31,	Operating
2023	$ 69,253
2024	74,058
2025	75,530
2026	77,041
2027	78,581
Thereafter	246,140
Total future minimum lease payments	620,603
Imputed interest	(39,409)
	$ 581,194

(10) **Retirement Plan:**

The Company adopted a 401(k) retirement during 2022. Under the 401(k) plan, employees may defer a portion of their salaries and wages as an employee contribution to the plan. The plan includes a safe harbor matching contribution by the employer, with contributions equal to 100% of the first 3% of the participants' compensation. All employee contributions and employer non-elective contributions are fully vested. The amount of expense recognized under this plan was $48,555 for the year ended December 31, 2022.

NEXTGEN BIOLOGICS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(11) **Going Concern:**

As shown in the accompanying financial statements, the Company is an early-stage company and has incurred a loss from operations for the year ended December 31, 2022, and for the subsequent period through the report date. These factors are known, understood, and have been addressed in planning of future capital financing. Additionally, progress has been made since the Company obtained FDA approval in October 2021. The Company received financing of $1,599,980 in 2022 and $872,110 in 2023 through August 24, 2023, the date of this report, received an approved billing code with the Centers for Medicare and Medicaid, established 10 clinical relationships, and began generating revenue in 2023 from product sales. The Company continues to seek strategic investments into the Company until revenues associated with the ongoing commercialization plan of the product improve. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.